

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 10, 2007

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

Re: Freedom Acquisition Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on July 12, 2007
File No. 1-33217

Dear Mr. Berggruen:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Page 19 of the proxy statement briefly describes why you do not believe that you will be an investment company under the Investment Company Act of 1940 ("Company Act"). Please provide further information needed to conduct an analysis under section 3(a)(1)(A) and 3(a)(1)(C) of the Company Act for: (1) Freedom Acquisition Holdings Inc. before and after the acquisition, (2) GLG, and (3) GLG Partners, Inc. and its subsidiaries. In particular, list all assets that will be held by each entity and the value you assign to each. In addition:

- Please identify and explain any interests in the GLG Funds that are held directly or indirectly by GLG or will be held directly or indirectly by GLG Partners, Inc. You refer on page 19 of the proxy statement to "subscriber shares in certain GLG Funds." Please describe the nature of the "subscriber shares" (e.g., are these equivalent to the "investments" listed as assets on the financial statements on page F-3). Please confirm whether the "investments" constitute the entirety of interests held directly or indirectly by GLG and GLG Partners, Inc. in the GLG Funds or describe any other interests held in the GLG Funds. Please also explain the nature of any interests held in the GLG Funds (e.g., are such interests securities or non-securities, equivalent to general partnership interests or limited partnership interests, etc.).

- Please explain why an investment in GLG Partners, Inc. will not be equivalent to an investment in a fund of funds.

2. On page 8 of the proxy statement, you generally state that the acquisition and transactions contemplated by the purchase agreement are not subject to the requirements of the federal securities laws. In addition, you state on page 2 that: "GLG has recently agreed to acquire GLG Inc. subject to certain conditions, including registration by GLG Inc. and GLG Partners LP (to the extent required by applicable law) as investment advisers under the U.S. Investment Advisers Act of 1940." Please explain if any entity in your organizational structure currently is registered with the Commission as an investment adviser, will be prior to the transaction or will be giving effect to the proposed transaction. If not, please explain why not.

3. We note that you have not filed the form of proxy. Please note the filing and timing requirements under Rule 14a-6(a) and be advised that we may have comments on the form of proxy.

4. Please advise us as to the Securities Act exemption upon which you will rely to issue securities to GLG and the facts that make the exemption available.

5. Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company and that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division's position summarized above. Similarly, we also believe that security holders, such as GLG, who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate and supplementally advise what, if any, consideration was

given to registering the issuance of the shares to be issued in the reverse merger with GLG.

6.   Please disclose whether the terms of the acquisition and the related agreements and transactions comply with the terms described in the Form S-1 registration statement filed in 2006 relating to the initial public offering for the Freedom securities.

7.   We note that GLG retained Perella Weinberg Partners LP and Freedom retained Citigroup Inc. to provide financial advisory services in connection with the merger. Since you have hired financial advisors, please explain why you did not obtain a fairness opinion and whether you received any other report or appraisal materially related to the acquisition or the related transactions.

8.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

9.   Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual financial statements, please also include corresponding revisions to your interim financial statements.

Notice of Special Meeting of Stockholders

10.   We note that the principals, members of the company's board and management will receive benefits as a result of the merger. Where you include the board's recommendation, disclose with equal prominence that insiders will directly benefit from the merger. Make similar revisions in all applicable places in the filing.

Questions and Answers about the Proposals, page ii

11.   You currently repeat information in your Q&A section and your summary section. The Q&A should not repeat any information that appears in the summary, and the summary should not repeat information in the Q&A. For purposes of eliminating redundancies and grouping like information together, please view your Q&A and summary as one section. When revising these sections, please disclose procedural information about the merger in the Q&A and substantive information about the terms of the merger in the summary.

What is being voted on?, page iii

12.   Please present the information regarding the consideration in bullet format instead of an imbedded list here and throughout the proxy statement.

13.   It is not clear what GLG shareholders will receive in the merger on a per share basis, i.e., what the exchange ratio is. In your discussions of consideration, please provide per share

> information, i.e. what will GLG shareholders and holders of other exchanging entities
> receive for each outstanding share or other equity interest that they own.

What vote is required in order to approve the acquisition proposal?, page v

14.   Please disclose whether any other person or entity has agreed to vote in favor of the
        acquisition. For example, disclose whether the principals will vote the 407,615 shares
        held by GLG in favor of the proposal.

Summary, page 1

15.   Please quantify the aggregate GLG purchase price, including transaction costs, and
        describe in greater detail how Freedom's directors determined that the fair market value
        of GLG is in excess of 80% of Freedom's net assets plus the proceeds of the sponsors'
        co-investment. We note your disclosure in the registration statement for the initial public
        offering that the fair market value of a target business will be determined by your board
        of directors based upon standards generally accepted by the financial community, such as
        actual and potential sales, the values of comparable businesses, earnings and cash flow,
        and book value.

16.   In the registration statement for the initial public offering, you stated that Freedom will
        establish and maintain an audit committee to, among other things, monitor compliance on
        a quarterly basis with the terms relating to the initial public offering. Please disclose
        whether the audit committee has reviewed the terms of the acquisition and determined
        whether the transaction complies with the terms of the initial public offering.

17.   Please disclose the voting and economic ownership of the company's shares after the
        acquisition, including the ownership of each of the GLG shareowners and Freedom
        founders. Describe the dilutive effective of the proposals, including that existing
        Freedom stockholders will be reduced from owning 100% to approximately 23% of the
        outstanding capital stock (as disclosed on page 74).

18.   We note your disclosure in the registration statement for the initial public offering that
        you would be the controlling shareholder of the target company. The key factors that you
        would rely on in determining controlling shareholder status would be your acquisition of
        at least 51% of the voting equity interests of the target company and control of the
        majority of any governing body of the target company. Please explain how the
        acquisition complies with this term of the initial public offering, since the GLG
        shareowners will beneficially own common stock and Series A preferred stock which
        collectively initially represents approximately 54% of the voting power of Freedom (as
        disclosed on page 6). We may have further comments after we review your response.

19.   Under a separate subheading, please describe the structure of the company after the
        merger, including:

- that you are a holding company and that the operations of the GLG business will
  be performed and all your assets will be held through the acquired companies,
- the purpose for and ownership of each of the three FA Limited subsidiaries.
- the economic and voting interests of the principals, other GLG shareowners, and
  Freedom founders in the company and its subsidiaries,
- which businesses in the historical GLG financial statements are being acquired
  by Freedom and how this is different from what is presented in the historical
  financial statements,
- the assets, businesses, funds and associated fees that will and will not be acquired
  by Freedom in the acquisition, and
- the equity and profits interests that will not be acquired by Freedom.

        We note the acquisition structure diagram on page 48. Please include the diagram in this
        section and also disclose the ownership interests in each of the subsidiaries in the
        diagram.

20.   Disclose why you will reflect net losses and shareholder deficits on a pro forma basis
        after the transaction. It appears one reason may be the compensation charge. Please
        quantify the compensation charge resulting from the transactions.

21.   Describe how the transaction will be financed, including the nature of Citigroup's role in
        the financing.

GLG, page 1

22.   Tell us supplementally the source of the statement that GLG is the largest independent
        alternative asset manager in Europe and the 11th largest in the world. Please also tell us
        the basis you are using for these figures, i.e. based upon assets under management, etc.

23.   Please disclose whether GLG, the principals or their affiliates contribute their own capital
        to the funds and whether they receive carried interest. We note that the principals and
        other key personnel are expected to invest cash proceeds they receive in the acquisition
        in GLG funds.

24.   Please disclose the amount of consideration Istithmar and Sal. Oppenheim will pay of the
        3% equity stakes. Please identify which entity in which they will purchase equity stakes.

25.   Please briefly describe the components of GLG's revenues, i.e. fee income. Please also
        discuss the extent to which GLG receives income from its own investments in the GLG
        Funds.

The GLG Shareowners, page 2

26.   With respect to the shares to be acquired in the reverse merger by each GLG shareowner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be acquired by that shareowner.

The Acquisition, page 2

27.   We note from your disclosures on pages 3 and 5 as well as elsewhere throughout the filing (such as the organizational chart on page 48 and in the pro forma financial statements), that you have assumed that all of the put and call rights relating to FA Sub 1 Limited ordinary shares will be exercised. Please tell us and revise your filing to disclose the basis for this assumption. If you have a written agreement that requires the shareholder and/or Freedom to force the share exchange, then revise your filing throughout to indicate the existence and significant terms of the agreement. If you do not have such an agreement, please revise your filing throughout to fully describe and demonstrate how your organizational structure and your financial statements would be impacted if the put and call rights were not exercised.

28.   Please clarify in the first paragraph whether all of the management, administrative, and performance fees will flow to the public investors in the same manner as to the principals through their proportionate beneficial ownership of the company. For example, disclose whether equity and profit interests will be available for distribution to the public investors, such as the limited partner profit shares.

29.   Please break out each item in the embedded list on page 3 and describe the material terms of the securities and why each securities transaction was structured in this manner. For example:

- describe the material terms of the notes, put and call rights, exchangeable shares, and Series A preferred stock,
- disclose which GLG shareowners will receive securities issued by FA Sub 1 Limited and why they will receive these securities, and
- explain why FA Sub 2 Limited will issue exchangeable shares and identify the GLG shareowners who will receive these shares.

30.   Please summarize all the transactions related to the acquisition, including the GLG reorganization, all agreements relating to the acquisition, and the distributions to key personnel who have limited partnership interests in Sage Summit LP and Lavender Heights Capital LP.

Interests of Freedom Directors and Officers in the Acquisition, page 5

31.   Quantify in dollars the aggregate amount of compensatory payments and all other
        benefits that all officers and directors will receive as a result of the transaction. Provide
        this information on an individual and group basis.

Interests of Principals and Key Personnel of GLG in the Acquisition, page 5

32.   Please quantify the total compensation or other remuneration that each GLG shareowner,
        executive officer and key employee will receive:

        - from cash distributions in 2006 and 2007,
        - from cash distributions to be made immediately prior to the acquisition,
        - in connection with the acquisition,
        - in the form of Freedom shares of common stock, and
        - from other reorganization transactions.

        Provide this information on an individual and group basis. Please also disclose how
        future distributions will be calculated and made to the principals; for example, pursuant
        to limited partner profit shares.

Risk Factors, page 13

In order to retain our investment professionals . . ., page 14

33.   Please describe how limited partner profit share is determined and whether the principals
        and executive officers are entitled to such arrangements.

Damage to our reputation . . ., page 15

We may be subject to regulatory investigation . . ., page 17

34.   Please describe the recent regulatory investigations related to GLG, including the SEC
        investigation.

We are subject to substantial litigation and regulatory enforcement risks . . ., page 17

35.   Please describe in greater detail the legal recourse that investors have against GLG for
        dissatisfaction with the performance of funds.

Certain of our investment management and advisory agreements . . ., page 18

36.   Please disclose that GLG has granted rights to the investors that provide a simple majority of the unrelated investors with the ability to remove GLG from its position as fund manager.

We may use substantial amounts of leverage . . ., page 18

37.   Please describe the business purposes for which you expect to finance your operations.

We may not be able to pay dividends on our common stock, page 27

38.   Please disclose in greater detail any restrictions from paying dividends imposed by your partnership agreements, credit facilities, and applicable law.

Risks Related to the Acquisition, page 28

39.   Please add the following risk factors in this section:

- the conflicts of interests of the Freedom founders and principals, including the payments and distributions to these individuals in connection with the acquisition,
- GLG's indemnification to Freedom and the cap levels,
- the dilutive effect of the acquisition and related transactions to existing shareholders, and
- any risks related to the fund investments by the principals and other key personnel of 50% of the acquisition cash proceeds received by them.

We expect to incur significant costs associated with the acquisition . . ., page 28

40.   Please disclose the compensation charges related to the acquisition. Also disclose that Freedom will have negative net worth and net losses on a pro forma basis after the acquisition.

Forward-Looking Statements, page 37

41.   Sections 27A(b)(1)(A) of the Securities Act and Sections 21E(b)(1)(A) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to companies who have violated the antifraud provisions of securities laws within the last three years. Please revise accordingly.

The Acquisition Proposal, page 43

U.S. Federal Income Tax Consequences of the Acquisition, page 44

42.   You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words that "it is not expected" that stockholders will have any tax related issues as a result of voting on the acquisition.

43.   Please disclose the tax consequences to your investors of owning shares in a public investment limited partnership.

44.   Disclose whether any tax opinions will be issued in connection with the acquisition. If so, please describe.

Acquisition Structure, page 48

45.   Please describe the business, regulatory, tax and other objectives in determining the acquisition structure.

46.   Please describe the material terms of the partnership agreements since you are dependent upon distributions from the partnerships to fund dividends.

Background of the Acquisition, page 48

47.   Please include disclosure that addresses the timing and circumstances of Citigroup's engagement as financial advisor.

48.   Describe any material agreement, arrangement or understanding, whether written or oral, between Freedom or any of its affiliates and GLG or its any of its affiliates. For example, disclose the discussions and negotiations relating to the support, shares exchange, shareholders, and founders agreements and the agreement among principals and trustees.

49.   Please discuss the recommendation of the board of directors and the information and matters that it considered in making its recommendation. Include a discussion of the risks that the board considered in specific terms and for each of the factors considered disclose how each factor either supported or did not support the decision to approve the acquisition.

The Purchase Agreement, page 51

50.   We note the disclaimers in the preamble discussion. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material

contractual provisions are required to make the statements included in the proxy statement not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure.

51.   Please note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in the purchase agreement. Please revise your disclosure accordingly.

The Authorized Share Proposal, page 73

52.   Please disclose in tabular format:

- the securities currently authorized,
- the securities currently issued and outstanding,
- the shares of common stock reserved for issuance under currently issued securities,
- the securities to be issued in connection with the acquisition, the LTIP, and other related transactions, and
- the purpose of the authorization of the remaining securities and state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to such issuance.

See Item 11(c) and (d) of Schedule 14A.

The Incentive Plan Proposal, page 82

53.   In the tabular format specified in Item 10(a)(2) of Schedule 14A, disclose the benefits or amounts that will be received by or allocated to each principal and executive officer and executives as a group under the LTIP.

Selected Combined Historical Financial Information of GLG, page 92

54.   Please revise to disclose distributions issued to equity holders for each period presented.

GLG Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies: Combination Criteria, page 94

55.   Please tell us when investors of each GLG fund were granted rights providing them with the ability to remove GLG as the fund manager. GLG Funds should be included in your combined financial statements prior to the date that these rights were granted. Please revise your filing throughout if necessary.

Critical Accounting Policies: Compensation and Limited Partner Profit Share, page 94

56. We note your disclosure on page 94 that compensation expense related to performance fees is accrued during the period for which the related performance fee revenue is recognized. We also note your disclosure on page 98 which states that employee compensation includes significant fixed annual salary and other compensation based on individual, team, and company performance and profitability. Please revise your MD&A and your financial statement footnotes to differentiate between all the different types of employee compensation that you pay and your accounting policies for accruing each type of compensation. For example, it is unclear which types of compensation are related to performance fees and thus are only accrued at the end of the second and fourth quarters.

Equity-Based Compensation, page 95

57. Please supplementally tell us and revise your disclosure in the filing to describe how you determined the fair value of your equity compensation. Please also revise your MD&A to disclose the total amount of equity compensation granted and/or to be granted and separately disclose the amounts that are expected to be recorded in the rest of 2007, 2008, and 2009 as well as the aggregate amount that will be recorded in later periods, assuming no change in value.

Net Revenues, page 96

58. Your discussion of net revenues differentiates between fees charged at the investee fund level and the investing fund level. Please revise your filing here (or cross reference to a discussion in another relevant section of the filing) to more fully explain how you determine which fund is the investee fund and which is the investing fund. Provide an example as necessary to help facilitate a reader's understanding.

Net Revenues, page 106

59. Please revise your MD&A throughout to quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, you disclose on page 106 that the $12.6 million increase in net administration fees was driven by a 41.3% higher average net AUM balance and an increase in the annualized net administration fee yield, however is unclear how much each of these factors impacted the total fluctuation. Similarly, you disclose on page 109 that general administrative and other expenses increased by $14.2 million due to growth in occupancy, temporary personnel and regulatory costs but it is unclear how much each of these factors impacted the total fluctuation and the reasons why. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

Change in GAAP Net Revenues and Other Income between Years Ended December 31, 2006 and December 31, 2005, page 107

60.   It is unclear why your key ratios use annualized net revenues and quarterly average net AUM to explain changes in GAAP net revenues and other income between two annual periods. It is also unclear why you use the word "quarterly" in the quarterly average AUM line item in the second table on page 101 since you appear show both average AUM for quarterly and annual periods in this line item. Please revise your formulas and/or captions accordingly. Please also revise your MD&A to more fully explain the purpose of these ratios and their significance to management and/or investors.

61.   As a related matter, if you continue to believe that ratios which involve quarterly average net AUM are relevant to your discussion for both interim and annual periods, please revise to demonstrate how you have calculated quarterly average net AUM for each period presented since this information does not appear to be readily determinable from the filing.

Qualitative and Quantitative Disclosures About Market Risk, page 118

62.   It appears that you have provided qualitative market risk disclosures but have not provided quantitative market risk disclosures. Please revise to provide the quantitative information about market risk using one of the three disclosure alternative provided in Item 305(a) of Regulation S-K. Alternatively, if you believe that you have provided this information elsewhere in the filing, please tell us where you have disclosed the information required by this item and revise your filing to provide appropriate cross references as necessary.

Unaudited Pro Forma Condensed Combined Financial Information, page 120

63.   As a part of the exchange of ownership interests in the acquired companies for cash, notes and/or stock, please supplementally tell us and revise your disclosures to explain how you determined the amount of consideration that would be distributed to each owner of each acquired company. In doing so, please also point out any consideration distributed to investors in an acquired company that was not on a prorated basis to all investors in that entity and the reasons for the non-prorated distribution to those investors.

64.   Please tell us and revise your filing to describe how you accounted for the subsequent exchange of FA Sub 1 Limited and FA Sub 2 Limited shares for Freedom shares. Your response should fully explain the accounting literature you relied upon to support your treatment. If you believe the exchange is non-substantive, please also tell us and revise your filing to explain the economics of the transaction as it relates to other Freedom shareholders.

65.   It appears from your disclosures throughout the filing that there are participants who are not part of the GLG control group but who will have their interests exchanged for cash, debt and/or shares of Freedom and/or its subsidiaries. It appears that the minority interest acquisition should be treated as a purchase at fair value in the pro forma balance sheets as of March 31, 2007 and the pro forma income statements for the year ended December 31, 2006 and the three months ended March 31, 2007. Please revise your filing accordingly or tell us how you determined that purchase accounting for these minority interests would not be appropriate. Refer to Question 2 of FASB Technical Bulletin No. 85-5.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 121

66.   Please revise to disclose the pro forma number of authorized, issued, and outstanding shares by class on the face of your pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 123

67.   We note that you accounted for minority interest in your historical financial statements for GLG included on this page, however, it appears that your audited financial statements for GLG beginning on page F-3 do not present a similar minority interests line item. Please make the appropriate revisions so that your presentation is consistent throughout the filing.

68.   Please revise to remove the dollar signs for your pro forma diluted weighted average shares outstanding.

69.   In a recapitalization transaction, the weighted average shares outstanding for pro forma EPS purposes would normally be calculated by adding the number of shares effectively issued to former Freedom Shareholders and the weighted average outstanding shares at GLG, since GLG is the operating company. Due to GLG's structure prior to the recapitalization, it would appear that you would likely end up using the number of Freedom shares issued to the GLG equity owners in the recapitalization transaction, rather than determining a weighted average number of shares for the GLG portion of the computation. Your computations should not be using weighted average shares of Freedom at all since, for pro forma purposes, the shares effectively issued to former Freedom shareholders are reflected as if they had been outstanding since the beginning of the 2006 fiscal year. Please revise your EPS and weighted average share computations for both the three months ended March 31, 2007 and the year ended December 31, 2006 accordingly.

Note B – Pro Forma Adjustments, page 126

70.   Please revise your discussion of adjustments 5 and 7 to describe whether actual interest rates can vary from those depicted in your pro forma adjustments. If actual interest rates can vary, please disclose the effect on income of a 1/8 percent variance in interest rates.

71.   Please revise your discussion of adjustment 7 to disclose the significant terms associated with the notes to be issued to GLG Shareowners, including the maturity date and interest rate. Please also clearly disclose the impact of the notes to pro forma interest expense for both interim and annual periods.

72.   Please revise your discussion of adjustment 8 to more clearly describe how you calculated the amount of pro forma adjustments to deferred compensation and compensation expense for each of the periods presented. Please also describe the assumptions used to calculate your pro forma adjustments.

73.   Please revise your discussion of adjustment 12 to more clearly describe the reason for these pro forma adjustments to employee compensation and income taxes, how the amounts were determined and how you determined that the amount of the adjustments are factually supportable.

74.   You include a description of adjustment 15 on page 127, however, there is no actual adjustment to the pro forma financial statements for cumulative dividends. Furthermore, you disclose on page 128 that you treated the Exchangeable Shares of FA Sub 2 Limited as outstanding Freedom common stock for purposes of calculating basic and diluted earnings per share, thus it is unclear why an adjustment would be necessary to account for cumulative dividends on the Exchangeable Shares. Please revise to more clearly explain these apparent inconsistencies.

75.   Please revise your discussion of adjustment 16 to disclose, by type of potentially dilutive security, the number of pro forma additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive.

76.   Please revise to explain how you considered the outstanding warrants in determining the amount of your diluted weighted average shares outstanding for each pro forma period presented.

77.   Please tell us why your pro forma adjustments 11 and 16 assume the conversion of FA Sub 2 Limited shares for Freedom shares. It appears that the impact of assuming conversion is antidilutive. Please revise to describe the participation rights of the Freedom Series A preferred stock. Preferred stockholders don't typically share in losses when they are participating, they usually only share in earnings thus it is unclear why the

preferred shares would be included in your EPS computations. Please also revise your pro forma footnote disclosure to better describe your rationale.

Industry, page 131

Asset Management, page 131

78.   Please disclose the extent to which you manage investments in subprime mortgages, if material.

Information about GLG, page 134

Business Overview, page 134

79.   Please describe in greater detail the information you present in the table on page 135. Consider providing an example on how to interpret this data.

Fund Performance and Structure, page 140

80.   We note the lead in sentence to the performance table states that only the "largest" funds are listed. Please include all your funds in the table. Clarify whether the principals or their affiliates will have operations or a business that is separate from the company. Are there any funds or investments that these entities will manage or control outside of the company?

81.   Also add the following disclosure in the table for each fund, as applicable:

- the capital invested by GLG and/or the principals and their affiliates,
- the net asset value or assets under management of your interest in the fund before and after the reorganization,
- the IRR or a comparable performance measure,
- disclose whether each fund is registered or unregistered,
- identify the general manager or investment advisor for each fund, and
- information regarding fees (management, administrative, and performance).

Explain how each amount in the table is calculated and how the information in the table will change after the reorganization.

82.   Please disclose whether there are any key man provisions in any of your funds. If so, quantify any potential redemption and the debt acceleration provisions relating to the key man provisions, including the financial statement impact such terms could have.

83.   Explain how you structure the funds and how initial capital commitments are determined
        and funded. Also explain in greater detail how leverage is employed to enhance equity
        returns.

84.   Please describe the material terms of your advisory and investment management
        agreements.

85.   Describe the legal remedies, whether by agreement or otherwise, that investors or the
        funds have against the company, the principals or their affiliates to recover losses related
        to misrepresentation, fraud or poor investment returns.

Legal and Regulatory Proceedings, page 151

86.   Please disclose in this section and the notes to the financial statements that GLG
        consented not only to the SEC order, but to the United States District Court for the
        District of Columbia final judgment.

Information About Freedom, page 152

87.   Please revise your filing here and on page 10 to include selected financial data for
        Freedom Acquisition Holdings, Inc. as required by Item 301 of Regulation S-K.

88.   Please revise your filing to include the supplementary financial information required by
        Item 302 of Regulation S-K.

Compensation Discussion and Analysis -- GLG, page 162

89.   Please discuss the principals' role in the compensation-setting process, if any, and clearly
        state who made the compensation decisions you refer to throughout your CD&A.

90.   Please disclose how each element of compensation is determined, including discretionary
        bonuses, and why you choose to pay each element. See Item 404(b)(1)(iii) and (iv) of
        Regulation S-K.

91.   We note that GLG sets compensation at levels that are competitive against compensation
        offered by other alternative asset managers against whom it competes for senior
        management. Please disclose the names of these competitive alternative asset managers.

92.   Please describe the performance-based compensation that you intend to tie to the
        profitability of your business, which you refer to on page 164.

Distributions and Limited Partner Profit Shares, page 163

93.   We note that senior management and key personnel have ownership of equity interests in
        GLG funds through the limited partner profit share arrangement. Please explain how the
        determinations are made to invest in the GLG entities and how these investments are
        funded.

94.   Please explain how the performance-based distributions are determined. For example,
        are there specific target levels?

Certain Relationships and Related Party Transactions, page 168

95.   Please provide the disclosure required by Item 404(a) of Regulation S-K, including the
        names of the related persons and dollar value of the amount involved in each transaction.
        For example, disclose the amount of the dividends to be declared by GLG Holdings and
        GLG Partners to repay the loans and the amount that Lehman Bankhaus has agreed to
        forgive. Also disclose the agreements relating to the acquisition which are required to be
        disclosed under Item 404.

96.   If the principals are permitted to participate in the GLG funds by investing in these funds
        alongside third party investors, please disclose the agreements or terms pursuant to which
        such investments are made and how profits or distributions are made to the principals.
        Also disclose whether these personal investments may result in conflicts of interest
        among investors in the funds.

97.   Please discuss your policies and procedures regarding transactions with related persons,
        consistent with the requirements of Item 404(b) of Regulation S-K. For example, please
        discuss the types of transactions that are covered and state whether the policies and
        procedures are in writing or how else they are evidenced.

GLG Combined Financial Statements

General

98.   Please revise your interim financial statements as necessary to address comments issued
        on annual financial statements.

99.   Please revise to include the disclosures required by paragraph 38(a) of SFAS 131 or
        disclose the reasons why providing geographic information is impracticable.

Combined Balance Sheets, page F-3

100.   Please revise to disclose total current assets for all periods presented. Refer to Rule 5-
        02(9) of Regulation S-X.

Combined Statements of Operations, page F-4

101.   Please revise the captions each line item within total net revenues and other income to
        indicate which revenue line items are presented net of expenses.

Combined Statements of Changes in Members' Equity, page F-5

102.   Please revise to disclose the amount of income tax expense allocated to each component
        of other comprehensive income for each period presented. This information may be
        disclosed either on the face of your financial statements or in the footnotes. Refer to
        paragraph 25 of SFAS 130.

Note 1 – Organization and Basis of Presentation, page F-7

103.   We note your disclosure that GLG is comprised of all the entities engaged in the
        investment management advisory services business under common control or
        management of the three managing directors of GLG (the Principals) and others in their
        capacity as trustees for trusts established by each of the principals. Please provide us
        with a comprehensive explanation as to how you determined which entities should be
        included in your combined financial statements. Your explanation should address the
        following:

        •   The specific individuals, families, or affiliate groups included in your control
            group and why each of these members should be included in the control group.
            You should address each of the factors included in paragraph 3 of EITF 02-5 in
            your explanation of each member of the control group; and
        •   For any agreements entered to vote in concert, please state when you entered into
            each agreement and its duration

104.   For each of the entities included in your historical combined financial statements, please
        address:

        •   The percentage owned of this individual entity by each member of the control
            group as well as the percentage owned by the aggregate control group;
        •   How you determined which of these members should be included in the control
            group of this individual entity and why. You should address the factors included
            in paragraph 3 of EITF 02-5 in your explanation; and

- For any agreements entered to vote in concert, please state when you entered into each agreement and its duration.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-8

105. Please revise to quantify, for each period presented, the amount of expenses which have been netted against each type of revenue.

Note 10 – Related Parties, page F-14

106. We note your disclosures on page 97 that assets may be invested by one GLG Fund into another and that you may earn management, performance and administration fees related to these types of transactions. Please revise your related party footnote to quantify the amount of fees you have earned on Fund-in-Fund Investments for each period presented.

107. It appears there are certain related party transactions described beginning on page 168 which have not been disclosed in the financial statements, for example, consulting agreements with companies affiliated with current and former GLG principals. Please revise your financial statement footnotes to disclose all material related party transactions as required by paragraph 2 of SFAS 57.

Note 11 – Subsequent Events, page F-15

108. Please revise your discussion regarding the May 2007 settlement with a former employee to disclose the terms of the settlement, including the amounts you are required to pay, if any. If the settlement involved any payments to the former employee, please revise to quantify the amount of the liability you accrued for this matter and/or the amount paid to settle this matter as of the date of your most recent interim financial statements.

Freedom Acquisition Holdings, Inc. Financial Statements as of and for the period ended December 31, 2006

Note C – Summary of Significant Accounting Policies

Net income per common share, page F-22

109. Please revise your footnotes to include a reconciliation of the numerators and denominators used in computing basic and diluted EPS. Please also disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute pro forma basic EPS in the future that were not included in the computation of pro forma diluted EPS, because to do so would have been antidilutive. Refer to paragraph 40 of SFAS 128.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Haynes at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Gavsie, Esq.
        Greenberg Traurig, LLP
        401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301